

June 29, 2010

Via U.S. Mail and Fax (918) 573-4054

Ted T. Timmermans
Chief Accounting Officer
Williams Pipeline Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

> **Re: Williams Pipeline Partners L.P. and Northwest Pipeline GP**
> **Forms 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2009**
> **File Nos. 001-33917 and 001-07414**

Dear Mr. Malcolm:

   We have completed our review of your filings and do not have any further comments at this time.

   Sincerely,

   H. Christopher Owings
   Assistant Director